DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 21, 2007

Brian P. Banks
Associate General Counsel &
Assistant Secretary
Kansas City Southern
P.O. Box 219335
Kansas City, MO 64121-9335

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2007

Re: Kansas City Southern
Incoming letter dated January 3, 2007

Dear Mr. Banks:

This is in response to your letters dated January 3, 2007 and January 29, 2007 concerning the shareholder proposal submitted to Kansas City Southern by the International Brotherhood of Teamsters. We also have received a letter from the proponent dated January 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

07045802

KANSAS CITY SOUTHERN

MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335

FOUNDED 1887

BRIAN P. BANKS
ASSOCIATE GENERAL COUNSEL &
ASSISTANT SECRETARY
TEL. (816) 983-1382
FAX (816) 983-1227
E-MAIL: brian.p.banks@kcsr.com

<u>VIA UPS</u>

January 3, 2007

RECEIVED 2007 JAN -4 PM 7:27

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of a Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2007 Proxy Statement of Kansas City Southern Pursuant to Rule 14a-8.

Dear Sir or Madam:

This letter is submitted by Kansas City Southern (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "Proposal") submitted for inclusion in the Company's 2007 proxy statement by the International Brotherhood of Teamsters General Fund (the "Shareholder"). The Shareholder's cover letter transmitting the Proposal, along with the Proposal and supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit A.

We hereby request that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act as explained below, the Company excludes the Proposal from the Company's proxy statement and other proxy materials (the "Proxy Materials").

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Proposal and Supporting Statement. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Shareholder as notice of the Company's intention to exclude the Proposal from the Company's proxy materials.

The Proposal states:

> RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary

> information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

A. BASES FOR EXCLUSION

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to a matter of ordinary business operations of the Company and because the Supporting Statement violates the proxy rules as materially misleading. These bases for exclusion, either of which alone would suffice as grounds for such exclusion, are each discussed below.

1. The Proposal relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

SEC Release No. 34-40018 outlined two central considerations underlying this policy for exclusion. The first consideration relates to the subject matter of the proposal, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018. Shareholders cannot reasonably make informed and appropriate decisions regarding efforts to "safeguard the security of [the Company's] operations" from acts of terrorism. The various efforts made by the management to safeguard the Company from terrorism and other homeland security matters are incorporated in the daily functions of the managers. A change in any policy to safeguard the Company would affect the way that the managers carry out their duties on a day-to-day basis. Further, matters relating to the safety of a Company have been deemed matters of day-to-day operations by the Commission. See, e.g., AMR Corporation, SEC No-Action letter (April 2, 1987), (concluding that a proposal relating to the nature and extent of review of the safety of that Company's airline operations was a matter relating to its ordinary business operations). The Proposal is an undue intrusion into matters that are more appropriately handled by the management of the Company.

The second consideration regards "the degree to which the proposal seeks to 'micro-manage' the company." A proposal would be appropriate for exclusion where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Policies and actions by the Company created and implemented to protect the Company, its railroads and its employees from terrorist acts or other homeland security incidents are necessarily complex and highly confidential. Any meaningful change in these policies and actions would require detailed and extensive knowledge of the Company and its operations and would require expertise regarding appropriate counter terrorism measures for a railroad beyond what would be reasonable for someone in a non-management position of the Company to have. An in-depth understanding of the methods to prevent terrorism and risks facing the Company for failure to properly implement these methods is an essential element of both day-to-day activities and the Company's long-term strategy.

Further, the Proposal requests the Company to make an internal assessment of the potential risks and liabilities that the Company faces as a result of operations that may affect the public's health. In Staff Legal Bulletin No. 14C, the Commission stated that:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).
>
> SEC Staff Legal Bulletin No.14C.

The Staff Bulletin is consistent with the many no-action letters in which the Commission takes the position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and is best left to management of a company. See, e.g., Dow Chemical, SEC No-Action Letter (Feb 23, 2005); Xcel Energy Inc., SEC No-Action Letter (Apr. 1, 2003). Here, the Proposal requests a report on the efforts of the Company to "minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." The Supporting Statement specifically references the detrimental impact that a terrorist attack on a railroad could have on the public's health, stating that certain acts have killed or could kill or injure thousands of people. Like similar Proposals for which the Commission has determined a proposal to be excludable under Rule 14a-8(i)(7), the Proposal and the Supporting Statement at issue here are not focused on minimizing operations that affect the environment or public health, but instead focus on potential risks and liabilities to the Company. See Dow Chemical, SEC No-Action Letter (Feb 23, 2005). This Proposal and the Supporting Statement, accordingly, should be excluded under Rule 14a-8(i)(7).

Further, many of the specific measures that the Company has taken to safeguard the Company, its railroads and its employees from acts of terrorism must remain confidential and, indeed, are required to be kept so through arrangements with appropriate government agencies (including the Department of Homeland Security) and with connecting carriers. Public knowledge of these measures would negate the purposes of the measures and make the Company more vulnerable to terrorist attacks. By making the information available to shareholders, the Company would also be making the information available to those persons against which the measures were taken in the first place.

The fact that the Proposal requests that the Company prepare and disseminate a report and does not specifically ask that the Company take any other action on that matter of ordinary business does not prevent exclusion under Rule 14a-8(i)(7). SEC Release No. 34-20091 states that "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7).]" As discussed above, the proposal involves a matter of ordinary business, and therefore the Proposal should be excludable.

2. The Proposal violates Rule 14a-9 of the proxy rules, and is therefore properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin No. 14 (July 13, 2001). The Supporting Statement would have to be significantly revised to comply with the proxy rules, making the entire Proposal and Supporting Statement so materially misleading that both the Proposal and Supporting Statement should therefore be excluded.

The Company believes that the following statements in the Shareholder's Supporting Statement are materially false or misleading:

a. The following statement in the Supporting Statement is misleading: "While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their costs, our company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability." The source that the Shareholder cites as authority for the preceding statement mentions six railroads, including the Company and Canadian Pacific Railway. No railroad mentioned in this source, other than Canadian Pacific Railway, was noted as having disclosed any counter terrorism measures. Despite the misleading impression given by the Shareholder in its Supporting Statement, the disclosures made by the Company were actually consistent with the disclosures made by other major railroads, and, in fact, the potential impact on insurance costs was noted in the cited source as information not provided by the other railroad companies.

b. The following statement in the Supporting Statement is misleading: "In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative." The alleged failure to maintain general safety standards at a railroad crossing is irrelevant to the efforts that the Company has taken to counter terrorism. Nothing regarding the described accident would or should be in the report as requested by the Shareholder, and therefore it is highly and materially misleading to mention it in the Supporting Statement for a proposal requesting a report on efforts to safeguard against terrorism and minimize financial risks from terrorist acts.

Further, this statement is materially misleading because it implies that the Company has generally failed to comply with basic safety standards. Instead, during 2006, the Company demonstrated an outstanding safety performance. As compared to 2005, the Company made the following notable improvements to its safety record in 2006: Federal Railroad Administration ("FRA") reportable injuries decreased by 33 percent, the FRA injury frequency ratio decreased by 40 percent, lost work days were reduced by 24 percent, overall train accidents were reduced 25 percent, FRA reportable train accidents were reduced 40 percent, and overall grade crossing collisions were reduced by 3 percent. However, as noted above, all mention of general safety standards employed by the Company, including the sentence from the Supporting Statement alleging failure to implement basic safety standards, should be omitted from the Supporting Statement because this information is irrelevant to the report that is requested by the Shareholder.

Finally, a court of law did not reach a verdict finding fault or liability for the Company. Instead, the parties settled this case, and therefore if the Commission determines that the entire sentence does not need to be deleted, the statement is misleading and should at least be revised so that "alleged" is inserted before "failure" and "allegedly" should be inserted before "led."

c. The following statement in the Supporting Statement is misleading: "Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company." Without providing authority for this statement, this statement cannot be verified and is therefore highly misleading, if not entirely false. Moreover, the statement contains vague and unquantifiable terminology, such as "virtually all accounts," "significant security improvements," and "potentially devastate." This terminology makes the statement misleading or even false, as it is unverifiable.

Furthermore, this statement is materially misleading because it implies that rail workers, potentially polled at random on site (though it is unclear from this statement), would have knowledge of the various efforts employed by the Company to counter terrorism. The knowledge of the strategies and efforts to prevent terrorist acts on the railroad are matters of ordinary business that are known only to the management of the Company. Also, many counter terrorism measures cannot be disclosed outside of management due to government mandate or request, or because of agreements with other carriers regarding certain jointly-developed and implemented strategies and plans. Despite explaining how to implement certain measures that have been adopted by the Company, these measures have appropriately not been disclosed to the rail workers as methods in which to prevent terrorist attacks. As noted above, it is imperative that the strategies for countering terrorism remain confidential to the Company and if management shared the basis for certain measures with the rail workers, the confidentiality of the strategies the Company utilizes would be compromised.

d. The following paragraph in the Supporting Statement is misleading: "The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing, Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million." The bombings mentioned in this paragraph were attacks on commuter trains (and also a double-decker bus in the London bombings in 2005) where explosives were carried aboard the trains by passengers. The Company does not run any commuter trains, nor does it currently run any type of passenger train open to the public in the United States or Mexico.[1] This paragraph states that hundreds of people were killed and thousands were injured in these attacks, which is materially misleading because the potential casualties and injuries from a bombing of a Company train would not be comparable to those in commuter train bombings, such as those that occurred in London and Madrid. Further, the discussion of the resulting costs of these bombings is materially misleading because a bombing of a freight train would result in significantly different damages and is not comparable to the damages resulting from the bombing of a commuter train.

B. CONCLUSION

The Company anticipates that it will mail its definitive proxy statement and other proxy materials to shareholders of the Company on or about March 30, 2007.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request or need any additional information, or if you conclude that we may not omit the Proposal from our 2007 Proxy Materials, please contact me at (816) 983-1382, or in my absence either John F. Marvin at (816) 460-2513 or Leah E. Kraft at (816) 460-2439. Thank you for your time and attention to this matter.

[1] A contingent agreement exists between the Company and Amtrak to allow Amtrak to use the Company's line between Baton Rouge and New Orleans for the evacuation of citizens in the event of another Hurricane Katrina-like catastrophe.

Sincerely,

Brian P. Banks
Associate General Counsel & Assistant Secretary

Exhibit A

International Brotherhood of Teamsters
James P. Hoffa, General President
C. Thomas Keegel, General Secretary-Treasurer
25 Louisiana Avenue, NW
Washington, DC 20001
202.624.6800
www.teamster.org

November 9, 2006

BY FAX: 816-983-1459
BY UPS NEXT DAY
Mr. Robert B. Terry
Corporate Secretary
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

Dear Mr. Terry:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 150 shares of Kansas City Southern continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,
C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: It is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident.

While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, our Company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability.[2] In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative.[3]

The United States Naval Research Laboratory reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. The risk of an attack of this magnitude is not insignificant according to the Federal Bureau of Investigation, which issued a warning in 2002 abut potential terrorist attacks on the nation's railroads.

Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company.

The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing[4], Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million.

The lack of such information prevents shareholders from being able to make decisions based on the facts. To protect our investments, our Company and our communities, we urge you to support disclosure of security measures at Kansas City Southern.

We urge shareholders to vote **FOR** this proposal.

---

[2] *New Strategies to Protect America*, by Robert Houseman and Timothy Olson.
[3] *Railroad Settles in Fatal Crash*, by Donald Bradley (Kansas City Daily Record) 10/28/2006.
[4] *Instrat Briefing*, Guy Carpenter and Company (July 14, 2005).

Amalgamated Bank
America's Labor Bank
25 Union Square
New York, New York 10003-3378
(212) 255-6200

11/07/2006

Mr. Jay M. Nadlman
Corporate Secretary
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

Re: Kansas City Southern

Dear Mr. Nadlman:

Amalgamated Bank is the record owner of 150 shares of common stock (the "Shares") of Kansas City Southern, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by the Amalgamated Bank at the Depository Trust Company in our participant account #2352. The International Brotherhood of Teamsters General Fund has held the shares continuously since 07/18/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,
Niall J. Kenny
Vice President
Amalgamated Bank
11-15 Union Square
New York, New York 10003

NJK/ak

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 18, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 29, 2006 (the "No-Action Request"), Kansas City Southern (the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from terrorist attacks and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rules 14a-8(i)(7) and 14a-8(i)(3), arguing that the Proposal deals with matters relating to the Company's ordinary business operations and contains materially false or misleading statements.

Homeland security, as it pertains to the transportation industry's operations, is an important policy issue for Kansas City Southern and its peers. Unfortunately, due to recent events, concerns about domestic terrorism or other homeland security breaches are no longer merely hypothetical. That said, we know of no basis for suggesting that the risks associated with acts of terror are routine or ordinary, or that security measures designed to address them constitute "ordinary business operations." Furthermore, we believe that the strategy the company adopts to address possible homeland security breaches is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments.

Additionally, although the Company contends that four sentences within the Proposal's supporting statement are misleading, we respectfully dispute these contentions. Kansas City Southern's request for no-action relief should accordingly be denied.

In requesting no-action relief under Rule 14a-8(i)(7), the Company cites several precedents for no-action that are plainly distinguishable from our Proposal.

In the Company's letter, Section A part 1 cites *Dow Chemical Co.* (avail. Feb. 23, 2005) and *Xcel Energy Inc.* (avail. Apr. 1, 2003) in support its position that our Proposal may be excluded, contending that the Staff in those cases honored the no-action requests because evaluation of current financial risks to a company are excludable. But, in these cases, the proposals clearly sought to direct the companies to evaluate and study ways to mitigate current risks of the companies' ordinary business operations. This is vastly different from our Proposal, which deals not with ordinary business operations but, rather, with the extraordinary risks associated with extraordinary events.

Although the Company contends that the Fund's Proposal seeks to mandate oversight of managers and their day-to-day decisions, we believe that this is an obvious misreading of our Proposal. The Proposal asks that the Board of Directors report to shareholders on security efforts related to acts of terrorism and their financial implications. In other words, the proposal is asking the Directors of the Company's board to oversee management's homeland security efforts, which, we believe, is part of their duty to protect the interests of shareholders.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff previously ruled under rule 14a-8(i)(7) that it would not permit *E.I. du Pont de Nemours and Company* (avail. Feb. 24, 2006) to exclude a proposal requesting that the Board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. Further, the Staff likewise found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on communities surrounding those in which the company conducts business was a broad question of policy, and not a matter of ordinary business.

In requesting no-action relief under Rule 14a-8(i)(3), the Company objects to four statements from the Proposal's Supporting Statement that we believe in fact are neither false nor misleading.

In the Company's letter, Section A part 2 (a) refers to a statement about the Company's security related disclosures, which we describe accurately as including potential insurance costs and vulnerability of infrastructure. The Company does not disclose its efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents in their 10-K, so it is not misleading to say that it has not disclosed this.

In Section A part 2 (b) the Company rejects a statement about, "an alleged failure to maintain general safety standards...[which] is irrelevant to the efforts that the Company has taken to counter terrorism." The incident cited was included so shareholders would have a frame of reference for the costliness of an accident since the Proposal requests that the Company report efforts to minimize material financial risk arising from a terrorist attack, which could have costs that are on par or higher than "ordinary business" accidents. In this section the Company also draws a clear distinction between safety matters falling under ordinary business and the Company's security protocols for a potential terrorist incident. Accordingly, we believe, no-action relief under Rule 14a-8(i)(7) should not be granted.

In Section A part 2 (c) the Company rejects a statement by unnamed rail workers as being unverifiable. However, we are willing to permit the Securities and Exchange Commission to view the statements of the

Company's workers with their names omitted. We are taking this precaution since workers who make potentially negative statement about the Company's security programs face the significant risk of discipline or termination.

In Section A part 2 (d) the Company rejects a financial assessment of the London and Madrid bombings as immaterial to the damages the Company would potentially suffer in the event of a terrorist incident because the Company almost exclusively operates freight trains and not commuter trains. We disagree that this comparison is unwarranted because the Company's freight trains carry hazardous materials through populous urban centers like Dallas, Houston and Galveston, Texas; St. Louis and Kansas City, Missouri; Omaha, Nebraska; Mobile, Alabama; and New Orleans, Louisiana.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in Kansas City Southern's 2007 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no

KANSAS CITY SOUTHERN

MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335

FOUNDED 1887

BRIAN P. BANKS
ASSOCIATE GENERAL COUNSEL &
ASSISTANT SECRETARY
TEL. (816) 983-1382
FAX (816) 983-1227
E-MAIL: brian.p.banks@kcsr.com

VIA UPS

January 29, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of a Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2007 Proxy Statement of Kansas City Southern Pursuant to Rule 14a-8/Company Reply to Shareholder's Response

Dear Sir or Madam:

This letter is submitted by Kansas City Southern (the "Company") in response to the letter dated January 18, 2007 (the "Shareholder's Response") addressing our no-action request letter dated January 3, 2007 (the "No-Action Request") to the Securities and Exchange Commission (the "Commission") with respect to a proposal (the "Proposal") submitted for inclusion in the Company's 2007 proxy statement by the International Brotherhood of Teamsters General Fund (the "Shareholder"). The Shareholder's Response is attached as Exhibit A, the No-Action Request is attached hereto as Exhibit B, and the Shareholder's cover letter transmitting the Proposal, along with the Proposal and supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit C.

We reiterate to the Commission that the Company's intention is to omit the Proposal from the Company's proxy statement and other proxy materials (the "Proxy Materials") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully repeat the request, set forth in the No-Action Request, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act as explained in the No-Action Request or further discussed below, the Company excludes the Proposal from the Company's Proxy Materials. As explained in more detail below, it remains clear to us that nothing contained in the Shareholder's Request justifies denying the No-Action Request.

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Exhibits. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Shareholder as additional notice of the Company's intention to exclude the Proposal from the Company's Proxy Materials.

The Proposal states:

> RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

A. BASES FOR EXCLUSION

The Company explained in the No-Action Request that the Proposal and Supporting Statement should be omitted from the Proxy Materials, as they relate to a matter of ordinary business operations of the Company and because the Supporting Statement violates the proxy rules as materially misleading. We will address the reasons provided in the Shareholder's Response that the Shareholder claims create a basis for denial of the Company's request and avoid significant repetition of the contents of the No-Action Request, so this response letter should be read in conjunction with that request.

1. The Proposal relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

As discussed in the No-Action Request, Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations.

The Shareholder's Response states that the Shareholder "knows of no basis for suggesting that the risks associated with terror are routine or ordinary, or that security measures designed to address them constitute 'ordinary business operations.'" The Shareholder further states that the no-action letters cited in the No-Action Request relating to the financial risks to a company are distinguishable because the Shareholder claims that the Proposal "deals not with ordinary business operations but, rather, with the extraordinary risks associated with extraordinary events." The Shareholder is misapplying Rule 14a-8(i)(7) by focusing not on the duties, tasks and operations of the management but instead on the purposes or objectives of those tasks. Terrorist attacks may be extraordinary events, but the tasks carried out by the management to prevent these attacks are part of the day-to-day operation of the Company.

SEC Release No. 34-40018 outlined two central considerations underlying the policy for exclusion. The first consideration relates to the subject matter of the proposal, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018. The prevention of terrorism, particularly by large companies susceptible to terrorist attacks, has become a very regular part of the day-to-day management and operations of many companies, including the Company. The security measures designed to address the risks associated with terror are ordinary business operations of the Company because they are implemented in the day-to-day duties and decisions of the members of management.

The second consideration regards "the degree to which the proposal seeks to 'micro-manage' the company." A proposal would be appropriate for exclusion where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). In the Shareholder's Response, the Shareholder contends that the Proposal does not seek to mandate oversight of managers and their day-to-day decisions because "the proposal is asking the Directors of the Company's board to oversee management's homeland security efforts, which [it] believe[s], is part of their duty to protect the interests of shareholders." However, the Proposal is not simply asking directors to perform a duty. It is asking the directors to report on the methods implemented by the Company to counter terrorism. Such a report would not be meaningful since, as discussed in detail in the No-Action Request, the shareholders would not be in a position to make any informed judgments about such matters. Further, as also described in the No-Action Request, the measures taken are highly confidential and must for obvious reasons remain so.

The Shareholder points to certain no-action letters issued in which the Commission denied the companies' bases for exclusion: E.I du Pont de Nemours and Company (available February 24, 2006) and ExxonMobil (available March 18, 2005). An important distinction between the Proposal and the shareholders' position in these cited no-action letters is that here the Company is being asked to disclose exactly what it is doing currently to safeguard the Company. Such a disclosure could increase the risk of harm, without providing any countervailing benefit. A terrorist attack could become more likely, or at least more likely to be successful, if the measures to prevent it are disclosed publicly.

Not only must the Company protect this information for its safety, the safety of its employees, and the safety of the public (including shareholders), but also, many of the measures the Company has taken are required to be kept confidential through arrangements with appropriate governmental agencies (including the Department of Homeland Security) and through certain jointly-developed and implemented strategies and plans with connecting carriers.

2. The Proposal violates Rule 14a-9 of the proxy rules, and is therefore properly excludable under Rule 14a-8(i)(3).

As discussed in the No-Action Request, Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." And, the Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin No. 14 (July 13, 2001).

In the No-Action Request, the Company identified four false or misleading statements and the basis for concluding each cited statement was false or misleading was described. In the Shareholder's Response, the Shareholder contends that the four statements from the Proposal were not false or misleading. For the reasons described in the No-Action Request and for the following reasons, the Shareholder's conclusions are incorrect.

a. Misleading Statement 1: "While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their costs, our company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability."

The Shareholder's Response states that it accurately describes the Company's security-related disclosures as including potential insurance costs and vulnerability of infrastructure in the Supporting Statement, and claims that this, therefore, demonstrates that the statement is not misleading. However, what makes this statement misleading is the first half of the statement: "*While other rail companies*, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, *our Company only mentioned . . . .*" (emphasis added). The suggestion that the Company is disclosing fewer details than similarly-situated companies is false. In reality, the Company's disclosures are consistent with other similarly-situated U.S. railroad companies.

b. Misleading Statement 2: "In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative."

In the Shareholder's Response, the Shareholder explains that the statement regarding the $37.5 million dollar settlement was included to provide "a frame of reference" for the costliness of an accident. The costs incurred by the Company in a settlement of a civil crossing accident case is not related to the potential costs of a terrorist attack. Further, the Shareholder incorrectly states in its response that the Company "draws a clear distinction between safety matters falling under ordinary business and the Company's security protocols for a potential terrorist incident." The Company distinguishes between basic safety measures and measures taken to prevent a terrorist attack, not between ordinary business matters and non-ordinary business matters. The issue for purposes of Rule 14a-8(i)(7) is whether the measures taken by the Company to prevent these terrorist attacks are "ordinary business operations" of the Company, which they are, just as the measures taken to protect general safety standards are "ordinary business operations." That does not change the fact that the reference to basic safety standards in a Supporting Statement relating to a report on countering terrorism is a *non sequitur* and misleading.

c. Misleading Statement 3: "Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company."

The Shareholder Proposal addresses the Company's discussion of the statement by the rail workers only by explaining that the statements by these rail workers can be verified. Whether or not the statements by the unidentified rail workers were actually made to the Shareholder is not the issue. The statement incorrectly implies that rail workers would have knowledge of the specific measures the Company has taken or should take to safeguard against terrorism. The strategies and efforts to combat terrorism are matters of ordinary business within the province of management, as discussed in detail in the No-Action Request. The reference to "virtually all accounts" implies that this is a widespread perception without any corroboration of that. Even if the statements by a few rail workers could be verified, these statements are false. The Company has adopted and implemented the Association of American Railroads Security Plan, implemented several forms of terrorism prevention training and awareness programs among the employees of the Company (including all rail workers), and certain people are hired for the purpose of preventing attacks on the Company railroads. The specifics of these plans and programs cannot be disclosed here, however, due to the crucial need to maintain confidentiality.

d. Misleading Statement 4: "The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing, Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million."

In the Shareholder's Response to the Company's discussion of the London and Madrid bombings, the Shareholder states that because the Company's trains carry hazardous materials through populous cities that the comparison to the London and Madrid bombings is somehow warranted. As noted in the No-Action Request, the Company does not operate commuter trains nor does it run any type of passenger train open to the public in the United States or Mexico. There is not public access to the Company's freight trains as there was to the trains involved in the London and Madrid bombings. The risks are not the same. Thus, the references to these examples is very misleading.

The Supporting Statement would have to be significantly revised to comply with the proxy rules, making the entire Proposal and Supporting Statement so materially misleading that both the Proposal and Supporting Statement should therefore be excluded.

B. CONCLUSION

The Company anticipates that it will mail its definitive proxy statement and other proxy materials to shareholders of the Company on or about March 30, 2007.

For the reasons stated above and for those stated in our No-Action Request dated January 3, 2007, the Company believes that the Proposal may be omitted from the Proxy Materials for the Company's 2007 Annual Meeting. I hereby respectfully request, on behalf of the Company, that the Staff express its intention not to recommend enforcement action if the Proposal and

Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request or need any additional information, or if you conclude that we may not omit the Proposal from our 2007 Proxy Materials, please contact me at (816) 983-1382, or in my absence either John F. Marvin at (816) 460-2513 or Leah E. Kraft at (816) 460-2439. Thank you for your time and attention to this matter.

Sincerely,

Brian P. Banks

Brian P. Banks
Associate General Counsel & Assistant Secretary

Exhibit A

International Brotherhood of Teamsters
James P. Hoffa, General President
C. Thomas Keegel, General Secretary-Treasurer
25 Louisiana Avenue, NW
Washington, DC 20001
202.624.6800
www.teamster.org

January 18, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 29, 2006 (the "No-Action Request"), Kansas City Southern (the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 anneal meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from terrorist attacks and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rules 14a-8(i)(7) and 14a-8(i)(3), arguing that the Proposal deals with matters relating to the Company's ordinary business operations and contains materially false or misleading statements.

Homeland security, as it pertains to the transportation industry's operations, is an important policy issue for Kansas City Southern and its peers, Unfortunately, due to recent events, concerns about domestic terrorism or other homeland security breaches are no longer merely hypothetical. That said, we know of no basis for suggesting that the risks associated with acts of terror are routine or ordinary, or that security measures designed to address them constitute "ordinary business operations." Furthermore, we believe that the strategy the company adopts to address possible homeland security breaches is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments.

Additionally, although the Company contends that four sentences within the Proposal's supporting statement are misleading, we respectfully dispute these contentions. Kansas City Southern's request for no-action relief should accordingly be denied.

In requesting no-action relief under Rule 14a-8(i)(7), the Company cites several precedents for no-action that are plainly distinguishable from our Proposal.

In the Company's letter, Section A part I cites *Dow Chemical Co.* (avail. Feb. 23, 2005) and *Xcel Energy Inc.* (avail. Apr. 1, 2003) in support its position that our Proposal may be excluded, contending that the Staff in those cases honored the no-action requests because evaluation of current financial risks to a company are excludable. But, in these cases, the proposals clearly sought to direct the companies to evaluate and study ways to mitigate current risks of the companies' ordinary business operations. This is vastly different from our Proposal, which deals not with ordinary business operations but, rather, with the extraordinary risks associated with extraordinary events.

Although the Company contends that the Fund's Proposal seeks to mandate oversight of managers and their day-to-day decisions, we believe that this is an obvious misreading of our Proposal. The Proposal asks that the Board of Directors report to shareholders on security efforts related to acts of terrorism and their financial implications. In other words, the proposal is asking the Directors of the Company's board to oversee management's homeland security efforts, which, we believe, is part of their duty to protect the interests of shareholders.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff previously ruled under rule 14a-8(i)(7) that it would not permit *E.I. du Pont de Nemours and Company* (avail. Feb. 24, 2006) to exclude a proposal requesting that the Board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. Further, the Staff likewise found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on communities surrounding those in which the company conducts business was a broad question of policy, and not a matter of ordinary business.

In requesting no-action relief under Rule 14a-8(i)(3), the Company objects to four statements from the Proposal's Supporting Statement that we believe in fact are neither false nor misleading.

In the Company's letter, Section A part 2 (a) refers to a statement about the Company's security related disclosures, which we describe accurately as including potential insurance costs and vulnerability of infrastructure. The Company does not disclose its efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents in their 10-K, so it is not misleading to say that it has not disclosed this.

In Section A part 2 (b) the Company rejects a statement about, "an alleged failure to maintain general safety standards . . . [which] is irrelevant to the efforts that the Company has taken to counter terrorism." The incident cited was included so shareholders would have a frame of reference for the costliness of an accident since the Proposal requests that the Company report efforts to minimize material financial risk arising from a terrorist attack, which could have costs that are on par or higher than "ordinary business" accidents. In this section the Company also draws a clear distinction between safety matters falling under ordinary business and the Company's security protocols for a potential terrorist incident. Accordingly, we believe, no-action relief under Rule 14a-8(i)(7) should not be granted.

In Section A part 2 (c) the Company rejects a statement by unnamed rail workers as being unverifiable. However, we are willing to permit the Securities and Exchange Commission to view the statements of the Company's workers with their names omitted. We are taking this precaution since workers who make potentially negative statement about the Company's security programs face the significant risk of discipline or termination.

In Section A part 2 (d) the Company rejects a financial assessment of the London and Madrid bombings as immaterial to the damages the Company would potentially suffer in the event of a terrorist incident because the Company almost exclusively operates freight trains and not commuter trains. We disagree that this comparison is unwarranted because the Company's freight trains carry hazardous materials through populous urban centers like Dallas, Houston and Galveston, Texas; St. Louis and Kansas City, Missouri; Omaha, Nebraska; Mobile, Alabama; and New Orleans, Louisiana.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in Kansas City Southern's 2007 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel
General Secretary-Treasurer

CTK/no

Exhibit B

January 3, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of a Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2007 Proxy Statement of Kansas City Southern Pursuant to Rule 14a-8.

Dear Sir or Madam:

This letter is submitted by Kansas City Southern (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "Proposal") submitted for inclusion in the Company's 2007 proxy statement by the International Brotherhood of Teamsters General Fund (the "Shareholder"). The Shareholder's cover letter transmitting the Proposal, along with the Proposal and supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit A.

We hereby request that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act as explained below, the Company excludes the Proposal from the Company's proxy statement and other proxy materials (the "Proxy Materials").

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Proposal and Supporting Statement. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Shareholder as notice of the Company's intention to exclude the Proposal from the Company's proxy materials.

The Proposal states:

> RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

A. BASES FOR EXCLUSION

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to a matter of ordinary business operations of the Company and because the Supporting Statement violates the proxy rules as materially misleading. These bases for exclusion, either of which alone would suffice as grounds for such exclusion, are each discussed below.

1. The Proposal relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

SEC Release No. 34-40018 outlined two central considerations underlying this policy for exclusion. The first consideration relates to the subject matter of the proposal, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018. Shareholders cannot reasonably make informed and appropriate decisions regarding efforts to "safeguard the security of [the Company's] operations" from acts of terrorism. The various efforts made by the management to safeguard the Company from terrorism and other homeland security matters are incorporated in the daily functions of the managers. A change in any policy to safeguard the Company would affect the way that the managers carry out their duties on a day-to-day basis. Further, matters relating to the safety of a Company have been deemed matters of day-to-day operations by the Commission. See, e.g., AMR Corporation, SEC No-Action letter (April 2, 1987), (concluding that a proposal relating to the nature and extent of review of the safety of that Company's airline operations was a matter relating to its ordinary business operations). The Proposal is an undue intrusion into matters that are more appropriately handled by the management of the Company.

The second consideration regards "the degree to which the proposal seeks to 'micro-manage' the company." A proposal would be appropriate for exclusion where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Policies and actions by the Company created and implemented to protect the Company, its railroads and its employees from terrorist acts or other homeland security incidents are necessarily complex and highly confidential. Any meaningful change in these policies and actions would require detailed and extensive knowledge of the Company and its operations and would require expertise regarding appropriate counter terrorism measures for a railroad beyond what would be reasonable for someone in a non-management position of the Company to have. An in-depth understanding of the methods to prevent terrorism and risks facing the Company for failure to properly implement these methods is an essential element of both day-to-day activities and the Company's long-term strategy.

Further, the Proposal requests the Company to make an internal assessment of the potential risks and liabilities that the Company faces as a result of operations that may affect the public's health. In Staff Legal Bulletin No. 14C, the Commission stated that:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).
>
> SEC Staff Legal Bulletin No.14C.

The Staff Bulletin is consistent with the many no-action letters in which the Commission takes the position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and is best left to management of a company. See, e.g., Dow Chemical, SEC No-Action Letter (Feb 23, 2005); Xcel Energy Inc., SEC No-Action Letter (Apr. 1, 2003). Here, the Proposal requests a report on the efforts of the Company to "minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." The Supporting Statement specifically references the detrimental impact that a terrorist attack on a railroad could have on the public's health, stating that certain acts have killed or could kill or injure thousands of people. Like similar Proposals for which the Commission has determined a proposal to be excludable under Rule 14a-8(i)(7), the Proposal and the Supporting Statement at issue here are not focused on minimizing operations that affect the environment or public health, but instead focus on potential risks and liabilities to the Company. See Dow Chemical, SEC No-Action Letter (Feb 23, 2005). This Proposal and the Supporting Statement, accordingly, should be excluded under Rule 14a-8(i)(7).

Further, many of the specific measures that the Company has taken to safeguard the Company, its railroads and its employees from acts of terrorism must remain confidential and, indeed, are required to be kept so through arrangements with appropriate government agencies (including the Department of Homeland Security) and with connecting carriers. Public knowledge of these measures would negate the purposes of the measures and make the Company more vulnerable to terrorist attacks. By making the information available to shareholders, the Company would also be making the information available to those persons against which the measures were taken in the first place.

The fact that the Proposal requests that the Company prepare and disseminate a report and does not specifically ask that the Company take any other action on that matter of ordinary business does not prevent exclusion under Rule 14a-8(i)(7). SEC Release No. 34-20091 states that "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7).]" As discussed above, the proposal involves a matter of ordinary business, and therefore the Proposal should be excludable.

2. The Proposal violates Rule 14a-9 of the proxy rules, and is therefore properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin No. 14 (July 13, 2001). The Supporting Statement would have to be significantly revised to comply with the proxy rules, making the entire Proposal and Supporting Statement so materially misleading that both the Proposal and Supporting Statement should therefore be excluded.

The Company believes that the following statements in the Shareholder's Supporting Statement are materially false or misleading:

a. The following statement in the Supporting Statement is misleading: "While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their costs, our company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability." The source that the Shareholder cites as authority for the preceding statement mentions six railroads, including the Company and Canadian Pacific Railway. No railroad mentioned in this source, other than Canadian Pacific Railway, was noted as having disclosed any counter terrorism measures. Despite the misleading impression given by the Shareholder in its Supporting Statement, the disclosures made by the Company were actually consistent with the disclosures made by other major railroads, and, in fact, the potential impact on insurance costs was noted in the cited source as information not provided by the other railroad companies.

b. The following statement in the Supporting Statement is misleading: "In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative." The alleged failure to maintain general safety standards at a railroad crossing is irrelevant to the efforts that the Company has taken to counter terrorism. Nothing regarding the described accident would or should be in the report as requested by the Shareholder, and therefore it is highly and materially misleading to mention it in the Supporting Statement for a proposal requesting a report on efforts to safeguard against terrorism and minimize financial risks from terrorist acts.

Further, this statement is materially misleading because it implies that the Company has generally failed to comply with basic safety standards. Instead, during 2006, the Company demonstrated an outstanding safety performance. As compared to 2005, the company made the following notable improvements to its safety record in 2006: Federal Railroad Administration ("FRA") reportable injuries decreased by 33 percent, the FRA injury frequency ratio decreased by 40 percent, lost work days were reduced by 24 percent, overall train accidents were reduced 25 percent, FRA reportable train accidents were reduced 40 percent, and overall grade crossing collisions were reduced by 3 percent. However, as noted above, all mention of general safety standards employed by the Company, including the sentence from the Supporting Statement alleging failure to implement basic safety standards, should be omitted from the Supporting Statement because this information is irrelevant to the report that is requested by the Shareholder.

Finally, a court of law did not reach a verdict finding fault or liability for the Company. Instead, the parties settled this case, and therefore if the Commission determines that the entire sentence does not need to be deleted, the statement is misleading and should at least be revised so that "alleged" is inserted before "failure" and "allegedly" should be inserted before "led."

c. The following statement in the Supporting Statement is misleading: "Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company." Without providing authority for this statement, this statement cannot be verified and is therefore highly misleading, if not entirely false. Moreover, the statement contains vague and unquantifiable terminology, such as "virtually all accounts," "significant security improvements," and "potentially devastate." This terminology makes the statement misleading or even false, as it is unverifiable.

Furthermore, this statement is materially misleading because it implies that rail workers, potentially polled at random on site (though it is unclear from this statement), would have knowledge of the various efforts employed by the Company to counter terrorism. The knowledge of the strategies and efforts to prevent terrorist acts on the railroad are matters of ordinary business that are known only to the management of the Company. Also, many counter terrorism measures cannot be disclosed outside of management due to government mandate or request, or because of agreements with other carriers regarding certain jointly-developed and implemented strategies and plans. Despite explaining how to implement certain measures that have been adopted by the Company, these measures have appropriately not been disclosed to the rail workers as methods in which to prevent terrorist attacks. As noted above, it is imperative that the strategies for countering terrorism remain confidential to the Company and if management shared the basis for certain measures with the rail workers, the confidentiality of the strategies the Company utilizes would be compromised.

d. The following paragraph in the Supporting Statement is misleading: "The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing, Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between \$30-\$40 million." The bombings mentioned in this paragraph were attacks on commuter trains (and also a double-decker bus in the London bombings in 2005) where explosives were carried aboard the trains by passengers. The Company does not run any commuter trains, nor does it currently run any type of passenger train open to the public in the United States or Mexico.[1] This paragraph states that hundreds of people were killed and thousands were injured in these attacks, which is

[1] A contingent agreement exists between the Company and Amtrak to allow Amtrak to use the Company's line between Baton Rouge and New Orleans for the evacuation of citizens in the event of another Hurricane Katrina-like catastrophe.

materially misleading because the potential casualties and injuries from a bombing of a Company train would not be comparable to those in commuter train bombings, such as those that occurred in London and Madrid. Further, the discussion of the resulting costs of these bombings is materially misleading because a bombing of a freight train would result in significantly different damages and is not comparable to the damages resulting from the bombing of a commuter train.

B. CONCLUSION

The Company anticipates that it will mail its definitive proxy statement and other proxy materials to shareholders of the Company on or about March 30, 2007.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request or need any additional information, or if you conclude that we may not omit the Proposal from our 2007 Proxy Materials, please contact me at (816) 983-1382, or in my absence either John F. Marvin at (816) 460-2513 or Leah E. Kraft at (816) 460-2439. Thank you for your time and attention to this matter.

Sincerely,

Brian P. Banks
Associate General Counsel & Assistant Secretary

Exhibit C

International Brotherhood of Teamsters
James P. Hoffa, General President
C. Thomas Keegel, General Secretary-Treasurer
25 Louisiana Avenue, NW
Washington, DC 20001
202.624.6800
www.teamster.org

November 9, 2006

BY FAX: 816-983-1459
BY UPS NEXT DAY
Mr. Robert B. Terry
Corporate Secretary
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

Dear Mr. Terry:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 150 shares of Kansas City Southern continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,
C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: It is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident.

While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, our Company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability.[1] In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative.[2]

The United States Naval Research Laboratory reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. The risk of an attack of this magnitude is not insignificant according to the Federal Bureau of Investigation, which issued a warning in 2002 abut potential terrorist attacks on the nation's railroads.

Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company.

The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing[3], Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million.

The lack of such information prevents shareholders from being able to make decisions based on the facts. To protect our investments, our Company and our communities, we urge you to support disclosure of security measures at Kansas City Southern.

We urge shareholders to vote **FOR** this proposal.

---

[1] *New Strategies to Protect America*, by Robert Houseman and Timothy Olson.

[2] *Railroad Settles in Fatal Crash*, by Donald Bradley (Kansas City Daily Record) 10/28/2006.

[3] *Instrat Briefing*, Guy Carpenter and Company (July 14, 2005).

Amalgamated Bank
America's Labor Bank
25 Union Square
New York, New York 10003-3378
(212) 255-6200

11/07/2006

Mr. Jay M. Nadlman
Corporate Secretary
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

Re: Kansas City Southern

Dear Mr. Nadlman:

Amalgamated Bank is the record owner of 150 shares of common stock (the "Shares") of Kansas City Southern, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by the Amalgamated Bank at the Depository Trust Company in our participant account #2352. The International Brotherhood of Teamsters General Fund has held the shares continuously since 07/18/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,
Niall J. Kenny
Vice President
Amalgamated Bank
11-15 Union Square
New York, New York 10003

NJK/ak

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kansas City Southern
Incoming letter dated January 3, 2007

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations and minimize material financial risk arising form a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your view that Kansas City Southern may exclude the proposal under rule 14a-8(i)(7), as relating to Kansas City Southern's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Kansas City Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kansas City Southern relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END